Dated March 11, 2013

Filed Pursuant to Rule 433

Registration Statement No. 333-173468

Relating to Preliminary Prospectus Supplement

Dated March 11, 2013 to Prospectus Dated April 13, 2011

PEBBLEBROOK HOTEL TRUST

6.50% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest

(Liquidation Preference $25.00 per share)

FINAL PRICING TERMS

Issuer:	Pebblebrook Hotel Trust

Title of Shares:	6.50% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest (the “Series C Preferred Shares”)

Number of Shares:	3,600,000 shares (4,000,000 shares if the underwriters’ overallotment option is exercised in full)

Maturity:	Perpetual (unless (A) redeemed by the Issuer (i) on or after March 18, 2018, (ii) pursuant to its special optional redemption right or (iii) in certain limited circumstances to preserve its status as a real estate investment trust or (B) converted by an investor in connection with certain changes of control)

Trade Date:	March 11, 2013

Settlement Date:	March 18, 2013 (T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series C Preferred Shares prior to March 13, 2013 will be required, by virtue of the fact that the Series C Preferred Shares initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Series C Preferred Shares who wish to trade the Series C Preferred Shares prior to their date of delivery hereunder should consult their advisors.

Distribution Rate:	6.50% per annum of the $25.00 liquidation preference (equivalent to $1.625 per annum per share)

Distribution Payment Dates:	On or about January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2013.

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of Series C Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem their Series C Preferred Shares) to convert some or all of their Series C Preferred Shares (the “Change of Control Conversion Right”) into a number of the Issuer’s common shares of beneficial interest, $0.01 par value per share, per Series C Preferred Share to be converted equal to the lesser of:

•

the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid distributions to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series C Preferred Share distribution payment and prior to the corresponding Series C Preferred Share distribution payment date, in which case no additional amount for such accrued and unpaid distribution will be included in this sum) by (ii) the Common Share Price; and

•	2.0325 (the “Share Cap”), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration, as described in the preliminary prospectus supplement.

If the Issuer has provided or provides a redemption notice, whether pursuant to the Issuer’s special optional redemption right in connection with a Change of Control or the Issuer’s optional redemption right, the holders of the Series C Preferred Shares to which such redemption notice relates will not have any right to convert such Series C Preferred Shares in connection with the Change of Control Conversion Right and any Series C Preferred Shares subsequently selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

A “Change of Control” is when, after the original issuance of the Series C Preferred Shares, the following have occurred and are continuing:

•

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•

following the closing of any transaction referred to in the bullet above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange, the NYSE MKT or the NASDAQ Stock Market or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

The “Change of Control Conversion Date” will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of Series C Preferred Shares.

The “Common Share Price” will be: (i) the amount of cash consideration per common share, if the consideration to be received in the Change of Control by holders of the Issuer’s common shares is solely cash; and (ii) the average of the closing prices for the Issuer’s common shares on the New York Stock Exchange for the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by holders of the Issuer’s common shares is other than solely cash.

Optional Redemption:	On and after March 18, 2018, the Issuer may, at its option, redeem the Series C Preferred Shares, in whole or from time to time in part, by paying $25.00 per share, plus any accrued and unpaid distributions to, but not including, the date of redemption (subject to the special optional redemption right described below).

Special Optional Redemption:	Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem the Series C Preferred Shares, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of redemption with respect to the Series C Preferred Shares (whether pursuant to the Issuer’s optional redemption right or its special optional redemption right), holders of Series C Preferred Shares to which such notice of redemption relates will not have the conversion right described above and such Series C Preferred Shares will instead be redeemed in accordance with such notice.

Annual Yield:	6.50%

Public Offering Price:	$25.00 per share

Purchase Price by Underwriters:	$24.2125 per share

Net Proceeds (before expenses):	$87,165,000 ($96,850,000 if the underwriters’ overallotment option is exercised in full)

Underwriting Discount:	$2,835,000 ($3,150,000 if the underwriters’ overallotment option is exercised in full)

Joint Book-Running Managers:	Raymond James & Associates, Inc.
Citigroup Global Markets Inc.

Co-Managers:	Robert W. Baird & Co. Incorporated
Stifel, Nicolaus & Company, Incorporated

Listing/Symbol:	NYSE / “PEBPrC” (to be applied for)

ISIN:	US70509V4077

CUSIP:	70509V 407

The issuer has filed a registration statement (including a prospectus dated April 13, 2011) and a preliminary prospectus supplement dated March 11, 2013 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Raymond James & Associates, Inc. toll-free at 1-800-248-8863 or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.